UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Performance Report 2Q25

FPSO ALEXANDRE
DE GUSMÃO
PETROBRAS

FPSO Alexandre de Gusmão
1st oil in May 2025

PETROBRAS

Performance Report 2Q25 I 2

Disclaimer

This report may contain forward-looking statements about future events. Such forecasts reflect only the expectations of the company's management about future economic conditions, as well as the company's industry, performance and financial results, among others. The terms "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should", as well as other similar terms, are intended to identify such forecasts, which, of course, involve risks and uncertainties foreseen or not foreseen by the company and, consequently, are not guarantees of the company's future results. Therefore, future results of the company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein. The Company undertakes no obligation to update the presentations and forecasts in the light of new information or future developments. The figures reported for 3Q25 onwards are estimates or targets. Additionally, this presentation contains some financial indicators that are not recognized under BR GAAP or IFRS Accounting Standards. These indicators do not have standardized meanings and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measures of the company's performance; they should not be considered in isolation or as a substitute for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS Accounting Standards. See definitions of Free Cash Flow, Adjusted EBITDA and Net Debt in the Glossary and respective reconciliations in the Liquidity and Capital Resources, Reconciliation of Adjusted EBITDA and Net Debt sections. Consolidated financial information prepared in accordance with IFRS Accounting Standards and revised by the independent auditors.

Performance Report 2Q25 I 3

Highlights – 2Q25

Our operational performance in the second quarter was excellent, driven by the implementation of new production systems and improved efficiency in operating fields. These factors allowed us to increase oil and gas volumes, positively impacting financial results and mitigating the impacts of the decline in Brent prices. Net income and adjusted EBITDA, excluding one-off events, remained at the same level as the previous quarter, when Brent prices were 10% higher."

Fernando Melgarejo, Chief Financial Officer and Investor Relations Officer

Main financial highlights

•	Consistent results: Adjusted EBITDA without one-off events of US$ 10.2 billion and Net income without one-off events of US$ 4.1 billion
•	Operating cash flow of US$ 7.5 billion and Free cash flow of US$ 3.4 billion

•        Capex of US$ 4.4 billion in 2Q25, 9% higher than 1Q25, in line with the planned execution level for 2025

Contribution to society

•	We paid R$ 66 billion in taxes to the Federal Government, states, and municipalities in 2Q25
•	We approved R$ 8.7 billion in dividends related to 2Q25 results

Performance Report 2Q25 I 4

Main operational highlights

•	Oil and NGL production reached 2.32 million bpd, a 5% increase compared to 1Q25, mainly due to the ramp-up of key projects and the start-up of FPSO Alexandre de Gusmão, mitigating the impacts of the decline in Brent prices
•	In May, we reached peak production of FPSO Marechal Duque de Caxias with only 4 producing wells
•	We started production of FPSO Alexandre de Gusmão in Mero field. The FPSO has a production capacity of 180 Mbpd and a gas processing capacity of 12 MM m³/day
•	FPSO P-78 is already on the way to Brazil, being towed to its location with crew onboard, which will enable production to start approximately two weeks earlier. Its production capacity will be 180 Mbpd, in addition to up to 7.2 MM m³/day of gas compression
•	We confirmed a new discovery of high-quality oil in Santos Basin pre-salt, in an exploratory well in the Aram block
•	We acquired 10 exploratory blocks in the Equatorial Margin and 3 in Pelotas Basin during the 5th Permanent Bidding Round by ANP. Furthermore, we manifested interest in 9 exploratory areas in Ivory Coast
•	In June, we signed the first contracts for the completion of Train 2 of RNEST. This significant milestone will double the refinery's nominal capacity to 260 Mbpd until 2029
•	We started the new HDT at REPLAN, which enabled the expansion of jet fuel production by up to 21 mbpd and S-10 diesel by up to 63 mbpd, contributing to the phase-out of S-500 diesel and allowing for the complete conversion of diesel production at REPLAN
•	We achieved 91% total utilization factor while maintaining yields of high-value-added oil products: 68% of total production were diesel, gasoline, and jet fuel

Performance Report 2Q25 I 5

Main items

Table 1 – Main items

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Sales revenues	21,037	21,073	23,467	42,110	47,235	(0.2)	(10.4)	(10.9)
Gross profit	10,012	10,388	11,727	20,400	23,984	(3.6)	(14.6)	(14.9)
Operating expenses	(4,663)	(3,112)	(5,022)	(7,775)	(8,295)	49.8	(7.1)	(6.3)
Consolidated net income (loss) attributable to the shareholders of Petrobras	4,734	5,974	(344)	10,708	4,438	(20.8)	−	141.3
Consolidated net income (loss) without one-off events attributable to the shareholders of Petrobras (*)	4,101	4,029	5,394	8,130	10,813	1.8	(24.0)	(24.8)
Net cash provided by operating activities	7,531	8,498	9,087	16,029	18,473	(11.4)	(17.1)	(13.2)
Free cash flow	3,445	4,536	6,148	7,981	12,695	(24.1)	(44.0)	(37.1)
Adjusted EBITDA	9,242	10,446	9,627	19,688	21,754	(11.5)	(4.0)	(9.5)
Adjusted EBITDA without one-off events (*)	10,231	10,652	11,967	20,883	24,392	(4.0)	(14.5)	(14.4)
Gross debt (US$ million)	68,064	64,491	59,630	68,064	59,630	5.5	14.1	14.1
Net debt (US$ million)	58,563	56,034	46,160	58,563	46,160	4.5	26.9	26.9
Net debt/LTM Adjusted EBITDA ratio	1.53	1.45	0.95	1.53	0.95	5.5	61.1	61.1
Average commercial selling rate for U.S. dollar	5.67	5.84	5.22	5.76	5.08	(2.9)	8.6	13.4
Brent crude (US$/bbl)	67.82	75.66	84.94	71.74	84.09	(10.4)	(20.2)	(14.7)
Price of basic oil products - Domestic Market (US$/bbl)	82.96	86.58	91.34	84.75	93.70	(4.2)	(9.2)	(9.5)
ROCE (Return on Capital Employed)	6.0%	6.5%	9.8%	6.0%	9.8%	-0,5 p.p.	-3,8 p.p.	-3,8 p.p.
(*) See reconciliation of net income and adjusted EBITDA without one-off events.

Performance Report 2Q25 I 6

Consolidated results

In 2Q25, we delivered consistent results, and higher oil production was the highlight. Adjusted EBITDA without one-off events reached US$ 10.2 billion in the quarter, while net income without one-off events totaled US$ 4.1 billion.

Adjusted EBITDA without one-off events in 2Q25 was 4% lower than 1Q25, reflecting a 10% decline in Brent prices and higher operational expenses, mainly driven by costs related to the Production Individualization Agreement1 of the Jubarte Shared Reservoir. These negative effects were partially offset by a higher volume of oil sold.

Net income without one-off events was 1.8% higher compared to 1Q25. Including one-off events, reported net income totaled US$ 4.7 billion, a reduction of 21% compared to the 1Q25, mainly due to a lower contribution from foreign-exchange gains.

1 The cash impacts on the company are expected for 3Q25. The reimbursement of investments made by Petrobras (amounts under negotiation) will be deducted from the final payment.

Performance Report 2Q25 I 7

One-off events

Table 2 – One-off events

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Net income (loss)	4,757	5,995	(325)	10,752	4,480	(20.7)	−	140.0
Items with one-off events	958	2,948	(7,807)	3,906	(8,782)	(67.5)	−	−
Items with one-off events that do not affect Adjusted EBITDA	1,947	3,154	(5,467)	5,101	(6,144)	(38.3)	−	−
Impairment of assets and investments	(188)	(50)	39	(238)	65	276.0	−	−
Gains and losses on disposal/write-offs of assets	14	57	124	71	286	(75.4)	(88.7)	(75.2)
Results from co-participation agreements in bid areas	(20)	70	55	50	103	−	−	(51.5)
Effect of the tax transaction on net finance income (expense)	−	−	(2,149)	−	(2,149)	−	−	−
Gains/(losses) with foreign exchange variation Real x U.S. dollar (*)	2,141	3,077	(3,536)	5,218	(4,449)	(30.4)	−	−
Other items with one-off events	(989)	(206)	(2,340)	(1,195)	(2,638)	380.1	(57.7)	(54.7)
Collective bargaining agreement	(214)	−	(6)	(214)	(9)	−	3466.7	2277.8
Gains/(losses) related to legal proceedings	(125)	(201)	(240)	(326)	(521)	(37.8)	(47.9)	(37.4)
Effect of the tax transaction on other taxes	−	−	(790)	−	(790)	−	−	−
Equalization of expenses - Production Individualization Agreements	(672)	(4)	(14)	(676)	(24)	16700.0	4700.0	2716.7
Gains/(losses) arising from actuarial review of health care plan	−	−	(1,291)	−	(1,291)	−	−	−
Others	22	(1)	1	21	(3)
Net effect of items with one-off events on IR/CSLL	(324)	(1,003)	2,071	(1,327)	2,410	(67.7)	−	−
Net income without one-off events	4,123	4,050	5,411	8,173	10,852	1.8	(23.8)	(24.7)
Shareholders of Petrobras	4,101	4,029	5,394	8,130	10,813	1.8	(24.0)	(24.8)
Non-controlling interests	22	21	17	43	39	4.8	29.4	10.3
Adjusted EBITDA	9,242	10,446	9,627	19,688	21,754	(11.5)	(4.0)	(9.5)
Items with one-off events	(989)	(206)	(2,340)	(1,195)	(2,638)	380.1	(57.7)	(54.7)
Adjusted EBITDA without one-off events	10,231	10,652	11,967	20,883	24,392	(4.0)	(14.5)	(14.4)
(*) As of 4Q24, the line "gains/(losses) with foreign exchange variation Real x U.S. dollar" was added to the table above to calculate net income without one-off events. For comparative purposes, the periods previously disclosed were updated.

In management's view, the one-off events presented above, although related to the Company's business, were highlighted as complementary information for a better understanding and evaluation of the result. Such items do not necessarily occur in all periods and shall be disclosed when relevant.

Performance Report 2Q25 I 8

Capex

Table 3 - Capex

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Exploration & Production (*)	3,722	3,502	2,767	7,224	5,239	6.3	34.5	37.9
Production Development	2,784	2,726	2,194	5,510	4,021	2.1	26.9	37.0
Exploration	499	305	244	804	438	63.8	104.4	83.5
Others E&P	438	472	329	910	780	(7.1)	33.3	16.6
Refining, Transportation and Marketing	512	405	447	916	809	26.5	14.4	13.3
Gas & Low Carbon Energies	66	55	93	121	201	20.5	(28.7)	(39.5)
Others	131	104	86	235	187	26.7	53.4	25.8
Subtotal	4,431	4,065	3,393	8,497	6,436	9.0	30.6	32.0
Signature bonus	−	−	−	−	−	−	−	−
Total	4,431	4,065	3,393	8,497	6,436	9.0	30.6	32.0
(*) See Glossary for investment definitions

In the first half of the year, Capex totaled US$ 8.5 billion, an increase of 32.0% compared to the same period of the previous year. In 2Q25, Capex amounted to US$ 4.4 billion, a growth of 9.0% compared to 1Q25.

In 2Q25, Capex in the Exploration and Production segment totaled US$ 3.7 billion, focusing mainly on: (i) production development in the Santos Basin pre-salt area (US$ 1.7 billion), and the highlights were the investments in the ramp-up of FPSO Almirante Tamandaré (Búzios 7) and the progress in the construction of new FPSOs in the Búzios field (Búzios 6, 8, 9, and 11); (ii) production development in the pre-salt and post-salt areas of Campos Basin (US$ 0.9 billion); and (iii) exploratory investments (US$ 0.5 billion). Compared to 1Q25, there was an increase of 6.3% in investments, primarily driven by the progress in the construction of FPSOs for the Búzios field, in Santos Basin.

In the Refining, Transportation, and Marketing segment, 2Q25 Capex totaled US$ 0.5 billion, a variation of 26.5% compared to 1Q25. Among the main milestones of the quarter in Refining, the completion of the capacity expansion of RNEST's Train 1 at the end of March and the start of operation of REPLAN's diesel hydrotreater (HDT) unit in May stand out.

In the Gas and Low Carbon Energies segment, Capex in 2Q25 totaled US$ 0.07 billion, a variation of 20.5% compared to 1Q25. The increase was primarily driven by investments in maintenance, including scheduled and corrective shutdowns of large scale in the thermoelectric units.

Additionally, it is worth highlighting the production start-up in 2Q25 of the leased FPSO Alexandre de Gusmão (Mero 4), which resulted in the recognition of US$ 1.1 billion (Petrobras’ share) as lease liabilities. Similarly to owned units, leased FPSOs are recognized as company assets and represent an investment effort to expand production capacity with new units. However, they are not recorded as Capex.

Finally, in April, Petrobras acquired 10 blocks in the Foz do Rio Amazonas Basin and 3 blocks in the Pelotas Basin, with the signing bonus payment scheduled for October.

The following table presents the main information on new oil and gas production systems that have already been contracted.

Performance Report 2Q25 I 9

Table 4 – Main projects

Unit	Start-up	FPSO capacity (bbl/day)	Petrobras Actual Investment (US$ bn)	Petrobras Total Investment (US$ bn) (1)	Petrobras Stake	Status
Integrado Parque das Baleias (IPB) FPSO Maria Quitéria (Chartered unit)	2024	100,000	1.4	1,9 (4)	100% (4)	Project in execution phase with production system in operation. 5 wells drilled and completed. (2)
Mero 3 FPSO Marechal Duque de Caxias (Chartered unit)	2024	180,000	0.6	1.0	38.6%	Project in execution phase with production system in operation. 12 wells drilled and 11 completed.
Búzios 7 FPSO Almirante Tamandaré (Chartered unit)	2025	225,000	1.6	2.2	88.99%	Project in execution phase with production system in operation. 15 wells drilled and completed.
Búzios 6 P-78 (Owned unit)	2025	180,000	2.8	5.2	88.99%	Project in execution. Production system is sailing to Brazil. 10 wells drilled and 7 completed.
Mero 4 FPSO Alexandre de Gusmão (Chartered unit)	2025	180,000	0.4	1.3	38.6%	Project in execution phase with production system in operation. 9 wells drilled and 8 completed.
Búzios 8 P-79 (Owned unit)	2026	180,000	2.6	5.7	88.99%	Project in execution phase with production system under construction. 11 wells drilled and 9 completed.
Búzios 9 P-80 (Owned unit)	2027	225,000	1.9	6.3	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 2 completed.
Búzios 10 P-82 (Owned unit)	2027	225,000	1.5	7.5	88.99%	Project in execution phase with production system under construction. 1 well drilled.
Búzios 11 P-83 (Owned unit)	2027	225,000	1.5	6.8	88.99%	Project in execution phase with production system under construction. 3 wells drilled and 1 completed.

Performance Report 2Q25 I 10

Raia Manta e Raia Pintada FPSO Raia (Non-operated project)	2028	126,000	1.1	2,7 (3)	30%	Project in execution phase with production system under construction.
Atapu 2 P-84	2029	225,000	0.6	6.4	65.7%	Project in execution phase with production system under construction.
Sépia 2 P-85	2030	225,000	0.3	4.7	55.3%	Project in execution phase with production system under construction.

(1) Total investment with the 2025-29+ Strategic Plan assumptions and Petrobras work interest (WI). Chartered units leases are not included.

(2) Production Unit for revitalization project. Refers only to new wells. The scope of the project also includes the relocation of some wells of the units being decommissioned.

(3) Total investiment considering Petrobras work interest (WI). It is included the FPSO, contracted on a lump sum turnkey modality, which includes engineering, procurement, construction and installation for the unit. The contractor will also provide FPSO operation and maintenance services during the first year from the start of production.

(4) Petrobras Total Investment and Petrobras Stake will be adjusted due to the approval of the Production Individualization Agreement (AIP) of the Jubarte Pre-Salt by National Agency of Petroleum, Natural Gas, and Biofuels (ANP). The AIP will become effective on August 01, 2025.

Performance Report 2Q25 I 11

Liquidity and capital resources

Table 5 - Liquidity and capital resources

	2Q25	1Q25	2Q24	1H25	1H24
Adjusted cash and cash equivalents at the beginning of period	8,457	8,071	18,192	8,071	17,902
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the beginning of period	(3,762)	(4,800)	(6,645)	(4,800)	(5,175)
Cash and cash equivalents at the beginning of period	4,695	3,271	11,547	3,271	12,727
Net cash provided by operating activities	7,531	8,498	9,087	16,029	18,473
Net cash (used in) provided by investing activities	(2,561)	(1,767)	(2,032)	(4,328)	(5,356)
Acquisition of PP&E and intangible assets	(4,084)	(3,962)	(2,934)	(8,046)	(5,772)
Acquisition of equity interests	(2)	−	(5)	(2)	(6)
Proceeds from disposal of assets - Divestment	16	463	197	479	766
Financial compensation from co-participation agreements	−	355	−	355	397
Divestment (investment) in marketable securities	1,491	1,370	670	2,861	(805)
Dividends received	18	7	40	25	64
(=) Net cash provided by operating and investing activities	4,970	6,731	7,055	11,701	13,117
Net cash used in financing activities	(2,729)	(5,432)	(10,371)	(8,161)	(17,539)
Changes in non-controlling interest	118	39	32	157	125
Net financings	1,138	(469)	(1,147)	669	(2,746)
Proceeds from finance debt	2,572	500	565	3,072	567
Repayments	(1,434)	(969)	(1,712)	(2,403)	(3,313)
Repayment of lease liability	(2,274)	(2,094)	(1,965)	(4,368)	(3,883)
Dividends paid to shareholders of Petrobras	(1,706)	(2,882)	(7,123)	(4,588)	(10,578)
Share repurchase program	−	−	(148)	−	(380)
Dividends paid to non-controlling interests	(5)	(26)	(20)	(31)	(77)
Effect of exchange rate changes on cash and cash equivalents	60	125	(347)	185	(421)
Cash and cash equivalents at the end of period	6,996	4,695	7,884	6,996	7,884
Government bonds, bank deposit certificates and time deposits with maturities of more than 3 months at the end of period	2,505	3,762	5,586	2,505	5,586
Adjusted cash and cash equivalents at the end of period	9,501	8,457	13,470	9,501	13,470
Reconciliation of Free Cash Flow
Net cash provided by operating activities	7,531	8,498	9,087	16,029	18,473
Acquisition of PP&E and intangible assets	(4,084)	(3,962)	(2,934)	(8,046)	(5,772)
Acquisition of equity interests	(2)	−	(5)	(2)	(6)
Free cash flow (*)	3,445	4,536	6,148	7,981	12,695
(*) Free cash flow (FCF) is in accordance with the new Shareholder Remuneration Policy (“Policy”) approved on 07/28/2023 and corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests.

Performance Report 2Q25 I 12

As of June 30, 2025, cash and cash equivalents totaled US$ 7.0 billion, while adjusted cash and cash equivalents totaled US$ 9.5 billion.

In 2Q25, funds generated by operating activities reached US$ 7.5 billion and free cash flow was positive at US$ 3.4 billion. Additionally, during the period, the Company borrowed US$ 2.6 billion.

The decrease in operating cash flow in 2Q25 compared to 1Q25 is mainly explained by: (i) the absence, in 2Q25, of the PIS/COFINS tax credits used in 1Q25 arising from the adherence to the tax program in 2024; (ii) higher operating expenses, particularly selling expenses, due to the increase in oil export volumes; and (iii) disbursements related to the variable compensation program — traditionally settled in the second quarter, after the approval of the financial statements at the Annual Shareholders Meeting. These impacts were partially offset by lower Income Tax and Social Contribution payments in 2Q25.

The operational cash generation, combined with the financing activities carried out in 2Q25, was primarily used to: (a) fund investments (US$ 4.1 billion), (b) amortize lease liabilities (US$ 2.3 billion), (c) remunerate shareholders (US$ 1.7 billion), and (d) amortize principal and interest due during the period (US$ 1.4 billion).

In 2Q25, the company paid off various loans and financial debts amounting to US$ 1.4 billion, and raised US$ 2.6 billion, notably through: (a) a public offering of debentures in the amount of US$ 0.5 billion, with maturities in 2035, 2040, and 2045; (b) funding from the domestic banking market totaling US$ 0.9 billion; and (c) funding from the international banking market in the amount of US$ 1.1 billion.

Performance Report 2Q25 I 13

Debt indicators

As of June 30, 2025, gross debt reached US$ 68.1 billion, representing an increase of 5.5% compared to March 31, 2025, mainly due to the funding activities carried out during 2Q25, totaling US$ 2.6 billion, and the start-up of the leased FPSO Alexandre de Gusmão (Mero 4), which led to the recognition of US$ 1.1 billion (Petrobras' share) in the company’s debt.

The weighted average maturity of outstanding debt shifted from 12.19 years on March 31, 2025, to 11.92 years on June 30, 2025, while the average interest rate changed from 6.9% per year to 6.8% per year during the same period.

The gross debt/Adjusted EBITDA ratio was 1.78x on June 30, 2025, compared to 1.67x on March 31, 2025.

The net debt reached US$ 58.6 billion on June 30, 2025, an increase of 4.5% compared to March 31, 2025.

Table 6 – Debt indicators

US$ million	06.30.2025	03.31.2025	Δ %	06.30.2024
Financial Debt	25,791	23,833	8.2	26,321
Capital Markets	15,461	14,557	6.2	16,554
Banking Market	8,299	7,247	14.5	7,327
Development banks	556	538	3.3	585
Export Credit Agencies	1,347	1,356	(0.7)	1,702
Others	128	135	(5.2)	153
Finance leases	42,273	40,658	4.0	33,309
Gross debt	68,064	64,491	5.5	59,630
Adjusted cash and cash equivalents	9,501	8,457	12.3	13,470
Net debt	58,563	56,034	4.5	46,160
Net Debt/(Net Debt + Market Cap) - Leverage	43%	39%	10.3	33%
Average interest rate (% p.a.)	6.8	6.9	(1.4)	6.6
Weighted average maturity of outstanding debt (years)	11.92	12.19	(2.2)	11.76
Net debt/LTM Adjusted EBITDA ratio	1.53	1.45	5.5	0.95
Gross debt/LTM Adjusted EBITDA ratio	1.78	1.67	6.6	1.22

Performance Report 2Q25 I 14

Results by business segment

Exploration and Production

Table 7 – E&P results

						Variation (%) (*)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Sales revenues	14,404	15,067	15,668	29,471	31,745	(4.4)	(8.1)	(7.2)
Gross profit	7,803	8,270	9,440	16,073	18,903	(5.6)	(17.3)	(15.0)
Operating expenses	(1,846)	(738)	(1,551)	(2,584)	(2,181)	150.1	19.0	18.5
Operating income	5,957	7,532	7,889	13,489	16,722	(20.9)	(24.5)	(19.3)
Net income (loss) attributable to the shareholders of Petrobras	3,974	4,987	5,237	8,961	11,083	(20.3)	(24.1)	(19.1)
Adjusted EBITDA of the segment	8,970	9,965	10,060	18,935	21,242	(10.0)	(10.8)	(10.9)
EBITDA margin of the segment (%)	62	66	64	64	67	(3.9)	(1.9)	(2.7)
ROCE (Return on Capital Employed) (%)	9.2	10.1	14.2	9.2	14.2	(0.9)	(5.0)	(5.0)
Average Brent crude (US$/bbl)	67.82	75.66	84.94	71.74	84.09	(10.4)	(20.2)	(14.7)
Production taxes Brazil	2,554	2,800	2,946	5,354	5,927	(8.8)	(13.3)	(9.7)
Royalties	1,674	1,805	1,838	3,479	3,709	(7.3)	(8.9)	(6.2)
Special participation	871	987	1,099	1,858	2,200	(11.8)	(20.7)	(15.5)
Retention of areas	9	8	9	17	18	12.5	−	(5.6)
Lifting cost Brazil (US$/boe)	5.96	6.79	6.05	6.36	6.05	(12.3)	(1.5)	5.2
Pre-salt	3.83	4.45	3.87	4.13	3.93	(13.9)	(0.9)	5.1
Deep and ultra-deep post-salt	17.10	18.29	16.62	17.70	15.87	(6.5)	2.9	11.6
Onshore and shallow waters	17.52	16.97	16.83	17.25	16.58	3.3	4.1	4.0
Lifting cost + Leases	8.82	9.49	8.49	9.15	8.46	(7.0)	3.9	8.1
Pre-salt	6.64	7.08	6.26	6.85	6.27	(6.3)	6.0	9.3
Deep and ultra-deep post-salt	20.88	21.86	19.90	21.38	19.15	(4.5)	4.9	11.6
Onshore and shallow waters	17.52	16.97	16.83	17.25	16.58	3.3	4.1	4.0
Lifting cost + Production taxes	17.30	20.07	20.16	18.64	20.10	(13.8)	(14.2)	(7.3)
Lifting cost + Production taxes + Leases	20.16	22.77	22.61	21.42	22.51	(11.5)	(10.8)	(4.8)
(*) EBITDA margin and ROCE variations in percentage points.

In 2Q25, E&P gross profit was US$ 7.8 billion, a 5.6% reduction compared to 1Q25. This decrease was mainly due to lower Brent prices, partially offset by increased production during the period and lower government take.

Operating income in 2Q25 was US$ 6.0 billion, 20.9% lower than in 1Q25. This reduction was mainly driven by increased expenses resulting from the provision for the equalization of expenditures and volumes related to the approval of the Jubarte Production Individualization Agreement in 2Q25.

Lifting cost in 2Q25, excluding government take and leases, was US$ 5.96/boe, representing a 12.3% reduction compared to 1Q25 (US$ 6.79/boe). This reduction occurred in Pre-Salt and Post-Salt layer fields and was was driven by lower expenses due to reduced well intervention activities, as well as decreased expenses for subsea inspections, in addition to reduced logistical support costs. Increased production also contributed to the reduction in the lifting cost. Nevertheless, these effects were partially offset by the 3% appreciation of the Brazilian real against the US dollar.

Performance Report 2Q25 I 15

In Pre-salt, there was a 13.9% reduction in lifting cost, explained by lower expenses with well interventions in the Búzios field, decreased expenses for subsea inspections in the Atapu, Sapinhoá, and Sépia fields, as well as reduced logistical support costs. The increase in production also contributed, mainly due to the ramp-up of the FPSOs Almirante Tamandaré (Búzios) and Marechal Duque de Caxias (Mero), as well as the start-up of the FPSO Alexandre de Gusmão and new wells in Santos Basin. These effects were partially offset by the 3% appreciation of the Brazilian real against the US dollar.

In Post-salt, there was a 6.5% reduction in lifting cost, explained by lower expenses with well interventions and subsea inspections in the Roncador and Barracuda fields, as well as decreased logistical support costs. However, there were higher volumes of losses with maintenance shutdowns and the natural decline of the fields, alongside the 3% appreciation of the Brazilian real against the US dollar.

In Onshore and Shallow Waters, there was a 3% increase in lifting cost. This increase resulted from the gradual production resumption at Manati in 2Q25, which has higher operating unit costs, alongside the impact of the 3% appreciation of the Brazilian real against the US dollar.

Performance Report 2Q25 I 16

Refining, Transportation and Marketing

Table 8 - RTM results

						Variation (%) (1)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Sales revenues	19,795	19,989	22,061	39,784	44,251	(1.0)	(10.3)	(10.1)
Gross profit	1,209	1,211	1,504	2,420	3,711	(0.2)	(19.6)	(34.8)
Operating expenses	(869)	(736)	(701)	(1,605)	(1,537)	18.1	24.0	4.4
Operating Income	340	475	803	815	2,174	(28.4)	(57.7)	(62.5)
Net income (loss) attributable to the shareholders of Petrobras	217	367	279	584	1,054	(40.9)	(22.2)	(44.6)
Adjusted EBITDA of the segment	1,080	1,069	1,360	2,149	3,354	1.0	(20.6)	(35.9)
EBITDA margin of the segment (%)	5	5	6	5	8	−	(1)	(2)
ROCE (Return on Capital Employed) (%)	0.7	1.2	4.6	0.7	4.6	(0.5)	(3.9)	(3.9)
Refining cost (US$ / barrel) - Brazil	2.96	2.62	2.63	2.79	2.63	13.0	12.5	6.1
Price of basic oil products - Domestic Market (US$/bbl)	82.96	86.58	91.34	84.75	93.70	(4.2)	(9.2)	(9.5)
(1) Changes in EBITDA and ROCE margins in percentage points.

RTM gross profit for 2Q25 was in line with 1Q25. Considering the impact of inventory turnover of US$ 322 million in 2Q25 and -US$ 288 million in 1Q25, gross profit would have been US$ 1.5 billion in 2Q25 and US$ 0.9 billion in 1Q25.

There was an increase in sales volumes, mainly gasoline, due to higher competitiveness compared to ethanol, and LPG, driven by the typical demand seasonality of the second quarter with lower temperatures.

Operating income in 2Q25 was lower than in 1Q25, reflecting higher sales expenses due to the increased oil exports.

The refining cost per barrel, in dollars, in 2Q25 was 13% higher than in 1Q25, mainly due to a 14% increase in absolute costs of materials and maintenance services. The resumption of activities in the RNEST refinery partially offset these effects, contributing to a 1.3% increase in refinery throughput in 2Q25.

Performance Report 2Q25 I 17

Gas and Low Carbon Energies

Table 9 – G&LCE results

						Variation (%) (1)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Sales revenues	2,176	1,860	2,198	4,036	4,620	17.0	(1.0)	(12.6)
Gross profit	1,032	735	1,102	1,767	2,347	40.4	(6.4)	(24.7)
Operating expenses	(914)	(779)	(867)	(1,693)	(1,756)	17.3	5.4	(3.6)
Operating income	118	(44)	235	74	591	−	(49.8)	(87.5)
Net income (loss) attributable to the shareholders of Petrobras	88	(28)	179	60	421	−	(50.8)	(85.7)
Adjusted EBITDA of the segment	236	87	372	323	862	171.3	(36.6)	(62.5)
EBITDA margin of the segment (%) (1)	11	5	17	8	19	6	(6)	(11)
ROCE (Return on Capital Employed) (%) (1)	1.1	1.8	8.4	1.1	8.4	(0.7)	(7.3)	(7.3)
Natural gas sales price - Brazil (US$/bbl)	58.65	56.75	63.69	57.73	65.88	3.3	(7.9)	(12.4)
Natural gas sales price - Brazil (US$/MMBtu)	9.89	9.57	10.74	9.73	11.11	3.3	(7.9)	(12.4)
Fixed revenues from power auctions (2)(3)	30	29	61	59	126	3.8	(51.2)	(53.1)
Average electricity sales price (US$/MWh) (2)(3)	35.71	40.57	28.11	37.84	39.93	(12.0)	27.1	(5.2)

(1) EBITDA margin and ROCE variations in percentage points.

(2) The fixed revenue from auctions takes into account the remuneration for thermal availability and inflexible electricity committed in auctions.

(3) For the current period, the figures for the Energy segment are subject to possible changes once the final report from the Chamber of Electric Energy Commercialization - CCEE is issued.

In 2Q25, gross profit increased by 40.4% compared to 1Q25, mainly due to: i) the increase in natural gas sales, driven by Petrobras' increased participation in the free market, offering a more competitive product portfolio and seeking to build customer loyalty; ii) the increased processing of domestic gas due to the higher supply of natural gas from the new infrastructures associated with Pre-salt Route 3; iii) the reduction in import costs, due to the higher volume of domestic gas in the supply mix, replacing imported gas.

The growth in gross profit positively impacted operating income, despite higher operating expenses.

Performance Report 2Q25 I 18

Reconciliation of Adjusted EBITDA

EBITDA is an indicator calculated as the net income for the period plus taxes on profit, net financial result, depreciation and amortization. Petrobras announces EBITDA, as authorized by CVM Resolution No. 156, of June 2022.

In order to reflect the management view regarding the formation of the company's current business results, EBITDA is also presented adjusted (Adjusted EBITDA) as a result of: results in equity-accounted investments; impairment, results with co-participation agreement in production fields and gains/losses on disposal/write-offs of assets.

Adjusted EBITDA, reflecting the sum of the last twelve months (Last Twelve Months), also represents an alternative to the company's operating cash generation. This measure is used to calculate the Gross Debt and Net Debt to Adjusted EBITDA metric, helping to evaluate the company's leverage and liquidity.

EBITDA and adjusted EBITDA are not provided for in IFRS Accounting Standards and should not serve as a basis for comparison with those disclosed by other companies and should not be considered as a substitute for any other measure calculated in accordance with IFRS Accounting Standards. These measures should be considered in conjunction with other measures and indicators for a better understanding of the company's performance and financial condition.

Table 10 - Reconciliation of Adjusted EBITDA

						Variation (%) (*)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Net income (loss)	4,757	5,995	(325)	10,752	4,480	(20.7)	−	140.0
Net finance income (expense)	(1,015)	(1,748)	6,869	(2,763)	8,808	(41.9)	−	−
Income taxes	1,654	3,111	(27)	4,765	2,120	(46.8)	−	124.8
Depreciation, depletion and amortization	3,697	3,247	3,138	6,944	6,500	13.9	17.8	6.8
EBITDA	9,093	10,605	9,655	19,698	21,908	(14.3)	(5.8)	(10.1)
Results of equity-accounted investments	(47)	(82)	188	(129)	281	(42.7)	−	−
Impairment of assets (reversals), net	190	50	(37)	240	(46)	280.0	−	−
Results on disposal/write-offs of assets	(14)	(57)	(124)	(71)	(286)	(75.4)	(88.7)	(75.2)
Results from co-participation agreements in bid areas	20	(70)	(55)	(50)	(103)	−	−	(51.5)
Adjusted EBITDA	9,242	10,446	9,627	19,688	21,754	(11.5)	(4.0)	(9.5)
Adjusted EBITDA margin (%)	44	50	41	47	46	(6.0)	3.0	1.0
(*) EBITDA Margin variations in percentage points.

Performance Report 2Q25 I 19

Exhibits

Financial statements

Table 11 - Income statement - Consolidated

US$ million	2Q25	1Q25	2Q24	1H25	1H24
Sales revenues	21,037	21,073	23,467	42,110	47,235
Cost of sales	(11,025)	(10,685)	(11,740)	(21,710)	(23,251)
Gross profit	10,012	10,388	11,727	20,400	23,984
Selling expenses	(1,286)	(1,090)	(1,268)	(2,376)	(2,601)
General and administrative expenses	(464)	(444)	(549)	(908)	(996)
Exploration costs	(185)	(313)	(174)	(498)	(309)
Research and development expenses	(193)	(202)	(193)	(395)	(376)
Other taxes	(127)	(123)	(948)	(250)	(1,088)
Impairment (losses) reversals, net	(190)	(50)	37	(240)	46
Other income and expenses, net	(2,218)	(890)	(1,927)	(3,108)	(2,971)
	(4,663)	(3,112)	(5,022)	(7,775)	(8,295)
Operating income	5,349	7,276	6,705	12,625	15,689
Finance income	345	297	477	642	1,029
Finance expenses	(1,065)	(983)	(2,932)	(2,048)	(4,004)
Foreign exchange gains (losses) and inflation indexation charges	1,735	2,434	(4,414)	4,169	(5,833)
Net finance income (expense)	1,015	1,748	(6,869)	2,763	(8,808)
Results of equity-accounted investments	47	82	(188)	129	(281)
Income (loss) before income taxes	6,411	9,106	(352)	15,517	6,600
Income taxes	(1,654)	(3,111)	27	(4,765)	(2,120)
Net Income (loss)	4,757	5,995	(325)	10,752	4,480
Net income (loss) attributable to:
Shareholders of Petrobras	4,734	5,974	(344)	10,708	4,438
Non-controlling interests	23	21	19	44	42

Performance Report 2Q25 I 20

Table 12 - Statement of financial position – Consolidated

ASSETS - US$ million	06.30.2025	12.31.2024
Current assets	24,896	21,836
Cash and cash equivalents	6,996	3,271
Marketable securities	2,505	4,263
Trade and other receivables, net	3,385	3,566
Inventories	8,233	6,710
Recoverable taxes	1,842	1,966
Assets classified as held for sale	521	510
Other current assets	1,414	1,550
Non-current assets	190,400	159,809
Long-term receivables	23,563	20,610
Trade and other receivables, net	859	1,256
Marketable securities	51	582
Judicial deposits	14,299	11,748
Deferred income taxes	1,005	922
Other recoverable taxes	4,382	3,601
Other non-current assets	2,967	2,501
Investments	778	659
Property, plant and equipment	163,627	136,285
Intangible assets	2,432	2,255
Total assets	215,296	181,645

LIABILITIES - US$ million	06.30.2025	12.31.2024
Current liabilities	32,833	31,460
Trade payables	6,299	6,082
Finance debt	2,475	2,566
Lease liability	9,270	8,542
Taxes payable	4,209	4,684
Dividends payable	2,028	2,657
Provision for decommissioning costs	2,514	1,696
Employee benefits	2,739	2,315
Liabilities related to assets classified as held for sale	722	713
Other current liabilities	2,577	2,205
Non-current liabilities	108,835	90,835
Finance debt	23,316	20,596
Lease liability	33,003	28,607
Income taxes payable	591	530
Deferred income taxes	7,602	1,470
Employee benefits	12,449	10,672
Provision for legal proceedings	2,890	2,833

Performance Report 2Q25 I 21

Provision for decommissioning costs	27,222	24,507
Other non-current liabilities	1,762	1,620
Shareholders' equity	73,628	59,350
Attributable to the shareholders of Petrobras	73,158	59,106
Share capital (net of share issuance costs)	107,101	107,101
Capital reserve and capital transactions	1,145	29
Profit reserves	58,853	61,446
Retained earnings	8,694	−
Accumulated other comprehensive deficit	(102,635)	(109,470)
Attributable to non-controlling interests	470	244
Total liabilities and shareholders' equity	215,296	181,645

Performance Report 2Q25 I 22

Table 13 - Statement of cash flow – Consolidated

US$ million	2Q25	1Q25	2Q24	1H25	1H24
Cash flows from operating activities
Net income (loss) for the period	4,757	5,995	(325)	10,752	4,480
Adjustments for:
Pension and medical benefits	430	417	1,702	847	2,135
Results of equity-accounted investments	(47)	(82)	188	(129)	281
Depreciation, depletion and amortization	3,697	3,247	3,138	6,944	6,500
Impairment of assets (reversals), net	190	50	(37)	240	(46)
Inventory write down (write-back) to net realizable value	−	7	−	7	(44)
Allowance (reversals) for credit loss on trade and other receivables, net	57	(20)	18	37	48
Exploratory expenditure write-offs	−	209	55	209	105
Gain on disposal/write-offs of assets	(14)	(57)	(124)	(71)	(286)
Foreign exchange, indexation and finance charges	(1,252)	(1,955)	7,040	(3,207)	8,975
Income taxes	1,654	3,111	(27)	4,765	2,120
Revision and unwinding of discount on the provision for decommissioning costs	329	320	259	649	539
Results from co-participation agreements in bid areas	20	(70)	(55)	(50)	(103)
Early termination and cash outflows revision of lease agreements	(144)	(157)	(77)	(301)	(146)
Losses with legal, administrative and arbitration proceedings, net	125	201	240	326	521
Equalization of expenses - Production Individualization Agreeents	672	4	14	676	24
Decrease (Increase) in assets
Trade and other receivables	(50)	172	855	122	1,459
Inventories	(494)	(359)	272	(853)	(355)
Judicial deposits	(256)	(180)	862	(436)	574
Other assets	(194)	379	(105)	185	(71)
Increase (Decrease) in liabilities
Trade payables	461	(543)	(179)	(82)	218
Other taxes payable	(605)	204	(1,342)	(401)	(1,862)
Pension and medical benefits	(307)	(215)	(279)	(522)	(482)
Provisions for legal proceedings	(173)	(384)	(122)	(557)	(200)
Other employee benefits	(2)	118	(311)	116	(370)
Provision for decommissioning costs	(241)	(184)	(200)	(425)	(463)
Other liabilities	29	(60)	(275)	(31)	(357)
Income taxes paid	(1,111)	(1,670)	(2,098)	(2,781)	(4,721)
Net cash provided by operating activities	7,531	8,498	9,087	16,029	18,473
Cash flows from investing activities
Acquisition of PP&E and intangible assets	(4,084)	(3,962)	(2,934)	(8,046)	(5,772)
Acquisition of equity interests	(2)	−	(5)	(2)	(6)
Proceeds from disposal of assets - Divestment	16	463	197	479	766

Performance Report 2Q25 I 23

Financial compensation from co-participation agreements	−	355	−	355	397
Divestment (investment) in marketable securities	1,491	1,370	670	2,861	(805)
Dividends received	18	7	40	25	64
Net cash (used in) provided by investing activities	(2,561)	(1,767)	(2,032)	(4,328)	(5,356)
Cash flows from financing activities
Changes in non-controlling interest	118	39	32	157	125
Financing and loans, net:
Proceeds from finance debt	2,572	500	565	3,072	567
Repayment of principal - finance debt	(1,075)	(472)	(1,311)	(1,547)	(2,318)
Repayment of interest - finance debt	(359)	(497)	(401)	(856)	(995)
Repayment of lease liability	(2,274)	(2,094)	(1,965)	(4,368)	(3,883)
Dividends paid to Shareholders of Petrobras	(1,706)	(2,882)	(7,123)	(4,588)	(10,578)
Share repurchase program	−	−	(148)	−	(380)
Dividends paid to non-controlling interests	(5)	(26)	(20)	(31)	(77)
Net cash used in financing activities	(2,729)	(5,432)	(10,371)	(8,161)	(17,539)
Effect of exchange rate changes on cash and cash equivalents	60	125	(347)	185	(421)
Net change in cash and cash equivalents	2,301	1,424	(3,663)	3,725	(4,843)
Cash and cash equivalents at the beginning of the period	4,695	3,271	11,547	3,271	12,727
Cash and cash equivalents at the end of the period	6,996	4,695	7,884	6,996	7,884

Performance Report 2Q25 I 24

Table 14 – Net revenues by products

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Diesel	6,183	6,570	6,979	12,753	14,055	(5.9)	(11.4)	(9.3)
Gasoline	3,073	2,964	3,073	6,037	6,278	3.7	−	(3.8)
Liquefied petroleum gas (LPG)	884	733	793	1,617	1,551	20.6	11.5	4.3
Jet fuel	1,009	1,123	1,147	2,132	2,331	(10.2)	(12.0)	(8.5)
Naphtha	425	410	483	835	910	3.7	(12.0)	(8.2)
Fuel oil (including bunker fuel)	132	165	233	297	577	(20.0)	(43.3)	(48.5)
Other oil products	970	931	1,073	1,901	2,092	4.2	(9.6)	(9.1)
Subtotal oil products	12,676	12,896	13,781	25,572	27,794	(1.7)	(8.0)	(8.0)
Natural gas	973	885	1,136	1,858	2,458	9.9	(14.3)	(24.4)
Crude oil	1,073	1,405	1,049	2,478	2,278	(23.6)	2.3	8.8
Renewables and nitrogen products	41	53	43	94	74	(22.6)	(4.7)	27.0
Revenues from non-exercised rights	54	48	121	102	261	12.5	(55.4)	(60.9)
Electricity	148	139	104	287	232	6.5	42.3	23.7
Services, agency and others	182	166	202	348	449	9.6	(9.9)	(22.5)
Total domestic market	15,147	15,592	16,436	30,739	33,546	(2.9)	(7.8)	(8.4)
Exports	5,680	5,369	6,746	11,049	13,144	5.8	(15.8)	(15.9)
Crude oil	4,452	3,810	5,163	8,262	10,074	16.9	(13.8)	(18.0)
Fuel oil (including bunker fuel)	1,093	1,184	1,126	2,277	2,448	(7.7)	(2.9)	(7.0)
Other oil products and other products	135	375	457	510	622	(64.0)	(70.5)	(18.0)
Sales abroad (*)	210	112	285	322	545	87.5	(26.3)	(40.9)
Total foreign market	5,890	5,481	7,031	11,371	13,689	7.5	(16.2)	(16.9)
Total	21,037	21,073	23,467	42,110	47,235	(0.2)	(10.4)	(10.9)
(*) Sales revenues from operations outside of Brazil, including trading and excluding exports.

Performance Report 2Q25 I 25

Table 15 – Cost of Sales by Nature (*)

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Raw material, products for resale, materials and third-party services*	(5,251)	(5,099)	(5,369)	(10,350)	(11,298)	3.0	(2.2)	(8.4)
Acquisitions	(3,552)	(3,579)	(3,863)	(7,131)	(8,171)	(0.8)	(8.1)	(12.7)
Crude oil imports	(1,766)	(2,116)	(2,543)	(3,882)	(4,749)	(16.5)	(30.6)	(18.3)
Oil products imports	(1,586)	(1,189)	(998)	(2,775)	(2,661)	33.4	58.9	4.3
Natural gas imports	(200)	(274)	(322)	(474)	(761)	(27.0)	(37.9)	(37.7)
Third-party services and others	(1,699)	(1,520)	(1,506)	(3,219)	(3,127)	11.8	12.8	2.9
Depreciation, depletion and amortization	(3,004)	(2,513)	(2,423)	(5,517)	(5,072)	19.5	24.0	8.8
Production taxes	(2,555)	(2,803)	(2,906)	(5,358)	(5,936)	(8.8)	(12.1)	(9.7)
Employee compensation	(431)	(399)	(601)	(830)	(1,042)	8.0	(28.3)	(20.3)
Inventory turnover	216	129	(441)	345	97	67.4	−	255.7
Total	(11,025)	(10,685)	(11,740)	(21,710)	(23,251)	3.2	(6.1)	(6.6)
(*) It Includes short-term leases.

Performance Report 2Q25 I 26

Table 16 – Operating expenses

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Selling, General and Administrative Expenses	(1,750)	(1,534)	(1,817)	(3,284)	(3,597)	14.1	(3.7)	(8.7)
Selling expenses	(1,286)	(1,090)	(1,268)	(2,376)	(2,601)	18.0	1.4	(8.7)
Materials, third-party services, freight, rent and other related costs	(1,071)	(895)	(1,069)	(1,966)	(2,189)	19.7	0.2	(10.2)
Depreciation, depletion and amortization	(171)	(169)	(166)	(340)	(339)	1.2	3.0	0.3
Reversal (allowance) for expected credit losses	(14)	4	2	(10)	(8)	−	−	25.0
Employee compensation	(30)	(30)	(35)	(60)	(65)	−	(14.3)	(7.7)
General and administrative expenses	(464)	(444)	(549)	(908)	(996)	4.5	(15.5)	(8.8)
Employee compensation	(265)	(266)	(365)	(531)	(657)	(0.4)	(27.4)	(19.2)
Materials, third-party services, rent and other related costs	(153)	(139)	(146)	(292)	(266)	10.1	4.8	9.8
Depreciation, depletion and amortization	(46)	(39)	(38)	(85)	(73)	17.9	21.1	16.4
Exploration costs	(185)	(313)	(174)	(498)	(309)	(40.9)	6.3	61.2
Research and Development	(193)	(202)	(193)	(395)	(376)	(4.5)	−	5.1
Other taxes	(127)	(123)	(948)	(250)	(1,088)	3.3	(86.6)	(77.0)
Impairment (losses) reversals, net	(190)	(50)	37	(240)	46	280.0	−	−
Other income and expenses, net	(2,218)	(890)	(1,927)	(3,108)	(2,971)	149.2	15.1	4.6
Total	(4,663)	(3,112)	(5,022)	(7,775)	(8,295)	49.8	(7.1)	(6.3)

Performance Report 2Q25 I 27

Table 17 – Financial results

						Variation (%)
US$ million	2Q25	1Q25	2Q24	1H25	1H24	2Q25 X 1Q25	2Q25 X 2Q24	1H25 X 1H24
Finance income	345	297	477	642	1,029	16.2	(27.7)	(37.6)
Income from investments and marketable securities (Government Bonds)	225	223	380	448	812	0.9	(40.8)	(44.8)
Other finance income	120	74	97	194	217	62.2	23.7	(10.6)
Finance expenses	(1,065)	(983)	(2,932)	(2,048)	(4,004)	8.3	(63.7)	(48.9)
Interest on finance debt	(517)	(466)	(519)	(983)	(1,073)	10.9	(0.4)	(8.4)
Unwinding of discount on lease liability	(653)	(622)	(557)	(1,275)	(1,104)	5.0	17.2	15.5
Capitalized borrowing costs	467	449	383	916	759	4.0	21.9	20.7
Unwinding of discount on the provision for decommissioning costs	(329)	(319)	(258)	(648)	(530)	3.1	27.5	22.3
Tax settlement programs - federal taxes	−	−	(1,930)	−	(1,930)	−	−	−
Other finance expenses	(33)	(25)	(51)	(58)	(126)	32.0	(35.3)	(54.0)
Foreign exchange gains (losses) and indexation charges	1,735	2,434	(4,414)	4,169	(5,833)	(28.7)	−	−
Foreign exchange gains (losses)	2,032	3,036	(3,540)	5,068	(4,421)	(33.1)	−	−
Real x U.S. dollar	2,141	3,077	(3,536)	5,218	(4,449)	(30.4)	−	−
Other currencies	(109)	(41)	(4)	(150)	28	165.9	2625.0	−
Reclassification of hedge accounting to the Statement of Income	(498)	(722)	(600)	(1,220)	(1,297)	(31.0)	(17.0)	(5.9)
Tax settlement programs - federal taxes	−	−	(220)	−	(220)	−	−	−
Indexation to the Selic interest rate of anticipated dividends and dividends payable	(87)	(64)	(318)	(151)	(388)	35.9	(72.6)	(61.1)
Recoverable taxes inflation indexation income	101	58	(145)	159	(96)	74.1	−	−
Other foreign exchange gains and indexation charges, net	187	126	409	313	589	48.4	(54.3)	(46.9)
Total	1,015	1,748	(6,869)	2,763	(8,808)	(41.9)	−	−

Performance Report 2Q25 I 28

Financial information by business segment

Table 18 - Consolidated income by business segment – 1H25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	29,471	39,784	4,036	157	(31,338)	42,110
Intersegments	29,355	546	1,434	3	(31,338)	−
Third parties	116	39,238	2,602	154	−	42,110
Cost of sales	(13,398)	(37,364)	(2,269)	(138)	31,459	(21,710)
Gross profit	16,073	2,420	1,767	19	121	20,400
Expenses	(2,584)	(1,605)	(1,693)	(1,893)	−	(7,775)
Selling expenses	−	(955)	(1,406)	(15)	−	(2,376)
General and administrative expenses	(30)	(183)	(58)	(637)	−	(908)
Exploration costs	(498)	−	−	−	−	(498)
Research and development expenses	(309)	(4)	(4)	(78)	−	(395)
Other taxes	(11)	(27)	(8)	(204)	−	(250)
Impairment (losses) reversals, net	(193)	(46)	(1)	−	−	(240)
Other income and expenses, net	(1,543)	(390)	(216)	(959)	−	(3,108)
Operating income (loss)	13,489	815	74	(1,874)	121	12,625
Net finance income (expense)	−	−	−	2,763	−	2,763
Results of equity-accounted investments	56	48	29	(4)	−	129
Income (loss) before income taxes	13,545	863	103	885	121	15,517
Income taxes	(4,585)	(279)	(25)	165	(41)	(4,765)
Net income (loss)	8,960	584	78	1,050	80	10,752
Net income (loss) attributable to:
Shareholders of Petrobras	8,961	584	60	1,023	80	10,708
Non-controlling interests	(1)	−	18	27	−	44

Performance Report 2Q25 I 29

Table 19 - Consolidated income by business segment – 1H24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	31,745	44,251	4,620	158	(33,539)	47,235
Intersegments	31,565	551	1,419	4	(33,539)	−
Third parties	180	43,700	3,201	154	−	47,235
Cost of sales	(12,842)	(40,540)	(2,273)	(148)	32,552	(23,251)
Gross profit	18,903	3,711	2,347	10	(987)	23,984
Expenses	(2,181)	(1,537)	(1,756)	(2,821)	−	(8,295)
Selling expenses	(1)	(1,089)	(1,497)	(14)	−	(2,601)
General and administrative expenses	(42)	(176)	(63)	(715)	−	(996)
Exploration costs	(309)	−	−	−	−	(309)
Research and development expenses	(288)	(2)	−	(86)	−	(376)
Other taxes	(829)	(28)	(9)	(222)	−	(1,088)
Impairment (losses) reversals, net	(4)	37	−	13	−	46
Other income and expenses, net	(708)	(279)	(187)	(1,797)	−	(2,971)
Operating income (loss)	16,722	2,174	591	(2,811)	(987)	15,689
Net finance income (expense)	−	−	−	(8,808)	−	(8,808)
Results of equity-accounted investments	47	(381)	57	(4)	−	(281)
Income (loss) before income taxes	16,769	1,793	648	(11,623)	(987)	6,600
Income taxes	(5,687)	(739)	(200)	4,169	337	(2,120)
Net income (loss)	11,082	1,054	448	(7,454)	(650)	4,480
Net income (loss) attributable to:
Shareholders of Petrobras	11,083	1,054	421	(7,470)	(650)	4,438
Non-controlling interests	(1)	−	27	16	−	42

Performance Report 2Q25 I 30

Table 20 - Quarterly consolidated income by business segment – 2Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	14,404	19,795	2,176	80	(15,418)	21,037
Intersegments	14,343	256	817	2	(15,418)	−
Third parties	61	19,539	1,359	78	−	21,037
Cost of sales	(6,601)	(18,586)	(1,144)	(70)	15,376	(11,025)
Gross profit	7,803	1,209	1,032	10	(42)	10,012
Expenses	(1,846)	(869)	(914)	(1,034)	−	(4,663)
Selling expenses	−	(518)	(751)	(17)	−	(1,286)
General and administrative expenses	(26)	(96)	(32)	(310)	−	(464)
Exploration costs	(185)	−	−	−	−	(185)
Research and development expenses	(147)	(3)	(2)	(41)	−	(193)
Other taxes	(7)	(14)	(6)	(100)	−	(127)
Impairment (losses) reversals, net	(139)	(50)	(1)	−	−	(190)
Other income and expenses, net	(1,342)	(188)	(122)	(566)	−	(2,218)
Operating income (loss)	5,957	340	118	(1,024)	(42)	5,349
Net finance income (expense)	−	−	−	1,015	−	1,015
Results of equity-accounted investments	42	(7)	17	(5)	−	47
Income (loss) before income taxes	5,999	333	135	(14)	(42)	6,411
Income taxes	(2,025)	(116)	(39)	512	14	(1,654)
Net income (loss)	3,974	217	96	498	(28)	4,757
Net income (loss) attributable to:
Shareholders of Petrobras	3,974	217	88	483	(28)	4,734
Non-controlling interests	−	−	8	15	−	23

Performance Report 2Q25 I 31

Table 21 - Quarterly consolidated income by business segment – 1Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Sales revenues	15,067	19,989	1,860	77	(15,920)	21,073
Intersegments	15,012	290	617	1	(15,920)	−
Third parties	55	19,699	1,243	76	−	21,073
Cost of sales	(6,797)	(18,778)	(1,125)	(68)	16,083	(10,685)
Gross profit	8,270	1,211	735	9	163	10,388
Expenses	(738)	(736)	(779)	(859)	−	(3,112)
Selling expenses	−	(437)	(655)	2	−	(1,090)
General and administrative expenses	(4)	(87)	(26)	(327)	−	(444)
Exploration costs	(313)	−	−	−	−	(313)
Research and development expenses	(162)	(1)	(2)	(37)	−	(202)
Other taxes	(4)	(13)	(2)	(104)	−	(123)
Impairment (losses) reversals, net	(54)	4	−	−	−	(50)
Other income and expenses, net	(201)	(202)	(94)	(393)	−	(890)
Operating income (loss)	7,532	475	(44)	(850)	163	7,276
Net finance income (expense)	−	−	−	1,748	−	1,748
Results of equity-accounted investments	14	55	12	1	−	82
Income (loss) before income taxes	7,546	530	(32)	899	163	9,106
Income taxes	(2,560)	(163)	14	(347)	(55)	(3,111)
Net income (loss)	4,986	367	(18)	552	108	5,995
Net income (loss) attributable to:
Shareholders of Petrobras	4,987	367	(28)	540	108	5,974
Non-controlling interests	(1)	−	10	12	−	21

Performance Report 2Q25 I 32

Table 22 - Other income and expenses by segment – 1H25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(1,113)	(127)	(47)	(8)	−	(1,295)
Equalization of expenses - Production Individualization Agreements	(676)	−	−	−	−	(676)
Pension and medical benefits - retirees	−	−	−	(639)	−	(639)
Variable compensation programs (*)	(271)	(138)	(31)	(155)	−	(595)
Losses with legal, administrative and arbitration proceedings	(106)	(67)	(30)	(123)	−	(326)
Collective bargaining agreement (**)	(99)	(42)	(10)	(63)	−	(214)
Results from co-participation agreements in bid areas	50	−	−	−	−	50
Results on disposal/write-offs of assets	14	−	16	41	−	71
Results of non-core activities	222	(5)	1	6	−	224
Early termination and changes to cash flow estimates of leases	300	(4)	1	4	−	301
Others	136	(7)	(116)	(22)	−	(9)
Total	(1,543)	(390)	(216)	(959)	−	(3,108)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).
(**) It includes the remaining portion of the bonus from the Collective Bargaining Agreement (ACT) 2025-2027.

Table 23 - Other income and expenses by segment – 1H24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Stoppages for asset maintenance and pre-operating expenses	(1,256)	(53)	(33)	(10)	−	(1,352)
Equalization of expenses - Production Individualization Agreements	(24)	−	−	−	−	(24)
Pension and medical benefits - retirees	−	−	−	(1,602)	−	(1,602)
Variable compensation programs (*)	(203)	(128)	(26)	(133)	−	(490)
Losses with legal, administrative and arbitration proceedings	(188)	(173)	(36)	(124)	−	(521)
Collective bargaining agreement	(1)	(6)	−	(1)	−	(8)
Results from co-participation agreements in bid areas	103	−	−	−	−	103
Results on disposal/write-offs of assets	237	68	23	(42)	−	286
Results of non-core activities	120	(16)	10	8	−	122
Early termination and changes to cash flow estimates of leases	142	5	1	(2)	−	146
Others	362	24	(126)	109	−	369
Total	(708)	(279)	(187)	(1,797)	−	(2,971)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).

Performance Report 2Q25 I 33

Table 24 - Other income and expenses by segment – 2Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Equalization of expenses - Production Individualization Agreements	(672)	−	−	−	−	(672)
Stoppages for asset maintenance and pre-operating expenses	(600)	(29)	(27)	(4)	−	(660)
Pension and medical benefits - retirees	−	−	−	(324)	−	(324)
Variable compensation programs (*)	(137)	(74)	(16)	(78)	−	(305)
Collective bargaining agreement (**)	(99)	(42)	(10)	(63)	−	(214)
Gains (losses) with legal, administrative and arbitration proceedings	6	(38)	(28)	(65)	−	(125)
Results from co-participation agreements in bid areas	(20)	−	−	−	−	(20)
Results on disposal/write-offs of assets	(18)	1	14	17	−	14
Results of non-core activities	120	3	−	3	−	126
Early termination and changes to cash flow estimates of leases	149	(3)	−	(2)	−	144
Others	(71)	(6)	(55)	(50)	−	(182)
Total	(1,342)	(188)	(122)	(566)	−	(2,218)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).
(**) It includes the remaining portion of the bonus from the Collective Bargaining Agreement (ACT) 2025-2027.

Table 25 - Other income and expenses by segment – 1Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Equalization of expenses - Production Individualization Agreements	(4)	−	−	−	−	(4)
Stoppages for asset maintenance and pre-operating expenses	(513)	(98)	(20)	(4)	−	(635)
Pension and medical benefits - retirees	−	−	−	(315)	−	(315)
Variable compensation programs (*)	(134)	(64)	(15)	(77)	−	(290)
Collective bargaining agreement	−	−	−	−	−	−
Losses with legal, administrative and arbitration proceedings	(112)	(29)	(2)	(58)	−	(201)
Results from co-participation agreements in bid areas	70	−	−	−	−	70
Results on disposal/write-offs of assets	32	(1)	2	24	−	57
Results of non-core activities	102	(8)	1	3	−	98
Early termination and changes to cash flow estimates of leases	151	(1)	1	6	−	157
Others	207	(1)	(61)	28	−	173
Total	(201)	(202)	(94)	(393)	−	(890)
(*) It comprises Profit Sharing (PLR) and Performance Award Program (PRD).

Performance Report 2Q25 I 34

Table 26 - Consolidated assets by business segment – 06.30.2025

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	152,193	31,452	5,792	30,213	(4,354)	215,296
Current assets	3,086	10,172	487	15,505	(4,354)	24,896
Non-current assets	149,107	21,280	5,305	14,708	−	190,400
Long-term receivables	8,599	2,643	152	12,169	−	23,563
Investments	337	198	176	67	−	778
Property, plant and equipment	138,354	18,296	4,897	2,080	−	163,627
Operating assets	108,932	16,361	4,314	1,491	−	131,098
Assets under construction	29,422	1,935	583	589	−	32,529
Intangible assets	1,817	143	80	392	−	2,432

Table 27 - Consolidated assets by business segment – 12.31.2024

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Total assets	125,551	27,725	5,260	27,289	(4,180)	181,645
Current assets	2,697	9,017	379	13,923	(4,180)	21,836
Non-current assets	122,854	18,708	4,881	13,366	−	159,809
Long-term receivables	7,056	2,217	91	11,246	−	20,610
Investments	299	114	182	64	−	659
Property, plant and equipment	113,761	16,257	4,541	1,726	−	136,285
Operating assets	91,895	14,828	3,936	1,242	−	111,901
Assets under construction	21,866	1,429	605	484	−	24,384
Intangible assets	1,738	120	67	330	−	2,255

Performance Report 2Q25 I 35

Table 28 - Reconciliation of Adjusted EBITDA by business segment – 1H25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	8,960	584	78	1,050	80	10,752
Net finance income (expense)	−	−	−	(2,763)	−	(2,763)
Income taxes	4,585	279	25	(165)	41	4,765
Depreciation, depletion and amortization	5,317	1,288	264	75	−	6,944
EBITDA	18,862	2,151	367	(1,803)	121	19,698
Results of equity-accounted investments	(56)	(48)	(29)	4	−	(129)
Impairment of assets (reversals), net	193	46	1	−	−	240
Results on disposal/write-offs of assets	(14)	−	(16)	(41)	−	(71)
Results from co-participation agreements in bid areas	(50)	−	−	−	−	(50)
Adjusted EBITDA	18,935	2,149	323	(1,840)	121	19,688

Table 29 - Reconciliation of Adjusted EBITDA by business segment – 1H24

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	11,082	1,054	448	(7,454)	(650)	4,480
Net finance income (expense)	−	−	−	8,808	−	8,808
Income taxes	5,687	739	200	(4,169)	(337)	2,120
Depreciation, depletion and amortization	4,856	1,285	294	65	−	6,500
EBITDA	21,625	3,078	942	(2,750)	(987)	21,908
Results of equity-accounted investments	(47)	381	(57)	4	−	281
Impairment of assets (reversals), net	4	(37)	−	(13)	−	(46)
Results on disposal/write-offs of assets	(237)	(68)	(23)	42	−	(286)
Results from co-participation agreements in bid areas	(103)	−	−	−	−	(103)
Adjusted EBITDA	21,242	3,354	862	(2,717)	(987)	21,754

Performance Report 2Q25 I 36

Table 30 - Reconciliation of Adjusted EBITDA by business segment – 2Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	3,974	217	96	498	(28)	4,757
Net finance income (expense)	−	−	−	(1,015)	−	(1,015)
Income taxes	2,025	116	39	(512)	(14)	1,654
Depreciation, depletion and amortization	2,836	691	131	39	−	3,697
EBITDA	8,835	1,024	266	(990)	(42)	9,093
Results of equity-accounted investments	(42)	7	(17)	5	−	(47)
Impairment of assets (reversals), net	139	50	1	−	−	190
Results on disposal/write-offs of assets	18	(1)	(14)	(17)	−	(14)
Results from co-participation agreements in bid areas	20	−	−	−	−	20
Adjusted EBITDA	8,970	1,080	236	(1,002)	(42)	9,242

Table 31 - Reconciliation of Adjusted EBITDA by business segment – 1Q25

US$ million	E&P	RTM	G&LCE	CORP.	ELIMIN.	TOTAL
Net income (loss)	4,986	367	(18)	552	108	5,995
Net finance income (expense)	−	−	−	(1,748)	−	(1,748)
Income taxes	2,560	163	(14)	347	55	3,111
Depreciation, depletion and amortization	2,481	597	133	36	−	3,247
EBITDA	10,027	1,127	101	(813)	163	10,605
Results of equity-accounted investments	(14)	(55)	(12)	(1)	−	(82)
Impairment of assets (reversals), net	54	(4)	−	−	−	50
Results on disposal/write-offs of assets	(32)	1	(2)	(24)	−	(57)
Results from co-participation agreements in bid areas	(70)	−	−	−	−	(70)
Adjusted EBITDA	9,965	1,069	87	(838)	163	10,446

Performance Report 2Q25 I 37

Glossary

A

Adjusted cash and cash equivalents: Sum of cash and cash equivalents and investments in securities in domestic and international markets that have high liquidity, i.e., convertible into cash within 3 months, even if maturity is longer than 12 months, held for the purpose of complying with cash commitments. This measure is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS Accounting Standards. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Adjusted EBITDA: Adjusted EBITDA (a non-GAAP measure defined as net income plus net finance income (expense); income taxes; depreciation, depletion and amortization; results in equity-accounted investments; impairment of assets (reversals); results on disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA; and results from co-participation agreements in bid areas).

Adjusted EBITDA margin: Adjusted EBITDA divided by sales revenues.

Average capital employed: quarterly average considering inventories, intangibles and fixed assets at historical exchange rates.

C

CAPEX – Capital Expenditure: investments that encompasses acquisition of property, plant, and equipment, including costs with leasing, intangible assets, investments in subsidiaries and affiliates, costs with geology and geophysics and pre-operating costs.

E

Exploration & Production (E&P): The segment covers the exploration, development and production of crude oil, NGL and natural gas in Brazil and abroad, with the main aim of supplying our domestic refineries. This segment also operates through partnerships with other companies, including interests in foreign companies in this segment.

F

Free cash flow: Corresponds to operating cash flow minus acquisitions of property, plant and equipment, intangible assets and equity interests. Free cash flow is not defined under the IFRS Accounting Standards and should not be considered in isolation or as a substitute for cash and cash equivalents calculated in accordance with IFRS Accounting Standards. It may not be comparable to free cash flow of other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity and supports leverage management.

Performance Report 2Q25 I 38

G

Gas & Low Carbon Energy (G&LCE): The segment covers the logistics and commercialization of natural gas and electricity, the transportation and commercialization of LNG, the generation of electricity through thermoelectric plants, as well as the processing of natural gas. It also includes renewable energy businesses, low carbon services (carbon capture, utilization and storage) and the production of biodiesel and its products.

I

Investments: Capital expenditures based on the cost assumptions and financial methodology adopted in our Strategic Plan, which include acquisition of PP&E, including expenses with leasing, intangibles assets, investment in investees and other items that do not necessarily qualify as cash flows used in investing activities, primarily geological and geophysical expenses, pre-operating charges, purchase of property, plant and equipment on credit and borrowing costs directly attributable to works in progress.

Investments in E&P: In the E&P segment, investment projects are classified as: a) production development; b) exploration and c) others. See the details:

a)	Production Development (PD)

Projects aimed at enabling the production activities of new oil or gas fields, or the revitalization of fields already in production through new production systems and/or onshore facilities.

This includes complementary development projects intended to increase the recovery factor in fields with declining production, without the installation of new production systems.

Other projects in the Production Development include: asset acquisition projects linked to new production systems; quantitative risk analysis wells in development areas; and investments in the production development of non-operated fields.

b)	Exploration (EXP)

Exploration projects aim to incorporate oil and gas reserves in a resilient way, from an economical and carbon emission perspective, generating value in the long-term.

c)	They are classified into types such as: Geological Interpretation Regional Studies, Block, Discovery Appraisal, Ring Fence (RF), Reservoir Data Acquisition (RDA) and Extended Well Tests (EWT).Others

Projects required to implement essential infrastructure needed to enable other investment projects, as well as operations.

Examples include upgrades to operational infrastructure, scheduled shutdowns, acquisition of capital goods, IT and communications improvements, inspections and pipeline replacements due to SCC-CO2, new platforms pre-operational costs, among others.

Performance Report 2Q25 I 39

L

Leverage: Ratio between the Net Debt and the sum of Net Debt and Shareholders’ Equity. Leverage is not a measure defined in the IFRS Accounting Standards and it is possible that it may not be comparable to similar measures reported by other companies, however management believes that it is an appropriate supplemental measure to assess our liquidity.

Lifting Cost: An indicator that represents the lifting cost per barrel of oil equivalent, considering the ratio between production and costs. It includes expenses for the execution and maintenance of production. Costs related to the leasing of third-party platforms, production taxes, and depreciation, depletion, and amortization are not considered in this indicator.

Lifting Cost + Leases: An indicator that includes costs related to the leasing of third-party platforms in the calculation of Lifting Cost. Costs related to production taxes and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes: An indicator that includes costs related to production taxes in the calculation of Lifting Cost. Costs related to the leasing of third-party platforms and depreciation, depletion, and amortization are not considered.

Lifting Cost + Production Taxes + Leases: An indicator that includes costs related to the leasing of third-party platforms and production taxes in the calculation of Lifting Cost. Costs related to depreciation, depletion, and amortization are not considered.

LTM Adjusted EBITDA: Sum of the last 12 months (Last Twelve Months) of Adjusted EBITDA. This metric is not foreseen in the international accounting standards - IFRS Accounting Standards and it is possible that it is not comparable with similar indexes reported by other companies, however Management believes that it is supplementary information to assess liquidity and helps manage leverage. Adjusted EBITDA should be considered in conjunction with other metrics to better understand the Company's liquidity.

N

Net Debt: Gross debt less adjusted cash and cash equivalents. Net debt is not a measure defined in the IFRS Accounting Standards and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS Accounting Standards. Our calculation of net debt may not be comparable to the calculation of net debt by other companies, however our management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and supports leverage management.

Net Income by Business Segment: The information by the company's business segment is prepared based on available financial information that is directly attributable to the segment or that can be allocated on a reasonable basis, being presented by business activities used by the Executive Board to make resource allocation decisions. and performance evaluation. When calculating segmented results, transactions with third parties, including jointly controlled and associated companies, and transfers between business segments are considered. Transactions between business segments are valued at internal transfer prices calculated based on methodologies that take into account market parameters, and these transactions are eliminated, outside the business segments, for the purpose of reconciling the segmented information with the consolidated financial statements of the company. company.

Performance Report 2Q25 I 40

O

Operating profit after taxes: Adjusted EBITDA, minus DD&A of assets booked at historical exchange rates and 34% income tax rate.

R

Refining, Transportation and Marketing (RTM): The segment covers refining, logistics, transportation, acquisition and export of crude oil, as well as trading in oil products in Brazil and abroad. This segment also includes petrochemical operations (involving interests in petrochemical companies in Brazil) and fertilizer production.

ROCE: operating profit after taxes / average capital employed, both measured in US$ on a LTM basis

Performance Report 2Q25 I 41

Petrobras | Investor Relations

www.petrobras.com.br/ir

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 8, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer